SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Global Sources Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

S. Nicholas Walker

Praia do Flamengo 278

Flamengo, Rio de Janeiro, Brazil

(818) 813-8413

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 28, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

1.	Names of Reporting Persons S. Nicholas Walker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G 39300 101

1.	Names of Reporting Persons York Lion, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G 39300 101

1.	Names of Reporting Persons York GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 3, 2016, as amended by Amendment No. 1, filed on May 8, 2017 (hereinafter, the “Schedule 13D”), filed by (i) York Lion, L.P., a Cayman Islands limited partnership (“York Lion”), (ii) York GP, Ltd., a Cayman Islands limited company (“York GP”), and (iii) S. Nicholas Walker, a citizen of the United Kingdom (together with York Lion and York GP, the “Reporting Persons”), relating to the common stock, $0.01 par value per share, of Global Sources Ltd. (the “Issuer”), a Bermuda corporation with principal offices located at Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda.

Capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

This Amendment No. 2 amends the Schedule 13D as follows:

Item 5.	Interest in Securities of the Issuer.

On August 28, 2017, the Issuer was amalgamated with Expo Holdings II, Ltd. (“Amalgamation Sub”), a wholly-owned subsidiary of Expo Holdings I Ltd. (“Parent”), pursuant to the terms of an agreement and plan of amalgamation (the “Amalgamation Agreement”) by and among the Issuer, Amalgamation Sub and Parent (the “Amalgamation”).

Subject to the terms and conditions set forth in the Amalgamation Agreement, which was approved by the Issuer’s shareholders at a special general meeting held on July 24, 2017, at the effective time of the Amalgamation, each issued and outstanding share of common stock of the Issuer was automatically cancelled and converted into the right to receive an amount equal to US$20.00 in cash, without interest. As a result of the foregoing transactions, the Reporting Persons no longer beneficially own any of the Issuer’s shares of common stock.

Other than as a result of the Amalgamation, none of the Reporting Persons has effected a transaction in the Issuer’s shares of common stock in the last sixty (60) days. To the knowledge of the Reporting Persons, no person listed on Schedule A to the Schedule 13D has effected a transaction in the Issuer’s shares of common stock in the last sixty (60) days.

Item 7.	Material Filed as Exhibits.

1.	Joint Filing Agreement.*
2.	Power of Attorney of S. Nicholas Walker.*
3.	Power of Attorney of York Lion, L.P.*
4.	Power of Attorney of York GP, Ltd.*

[Signature page follows.]

*	Previously filed with the Schedule 13D filed with the SEC on October 3, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated: September 1, 2017

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

YORK LION, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

EXHIBIT INDEX

1. Joint Filing Agreement.**

2. Power of Attorney of S. Nicholas Walker.**

3. Power of Attorney of York Lion, L.P.**

4. Power of Attorney of York GP, Ltd.**

** Filed with the Schedule 13D filed with the SEC on October 3, 2016.